UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BALDOR ELECTRIC COMPANY

(Name of Subject Company (Issuer))

BROCK ACQUISITION CORPORATION

ABB LTD

(Names of Filing Persons (offerors))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

Richard A. Brown

P.O. Box 1831
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41 (43) 317-7111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel E. Wolf, Esq.

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*                          A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   Third-party tender offer subject to Rule 14d-1.

☐                     Issuer tender offer subject to Rule 13e-4.

☐                     Going-private transaction subject to Rule 13e-3.

☐                     Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AN OPEN LETTER TO BALDOR

EMPLOYEES AND COMMUNITIES

Earlier this week, ABB, the leading power and automation technology group, and Baldor, a North American leader in industrial motors, announced that we plan to combine our two companies. This is an exciting opportunity, and we will become one of the world’s leading suppliers of motors, generators, drives and mechanical power transmission products.

In the last two decades, Baldor has increased revenue five-fold and created thousands of jobs, growing to approximately 7,000 employees today. Baldor has grown by being a North American leader in industrial motors, with talented people dedicated to the best in customer service. These are accomplishments to be proud of. We are proud that Baldor and ABB will become one family.

For those of you who don’t know ABB, it is a global leader in power and automation technologies that enable industry and utility customers to improve performance while lowering environmental impact. The head office is in Zurich, Switzerland, and the group does business in approximately 100 countries. ABB has been in business for almost 120 years and shares Baldor’s passion for people and excellence.

As we have announced, ABB’s North American headquarters for motors, generators and mechanical power transmission products will be located in Fort Smith, Arkansas. Both John McFarland and Ron Tucker will continue with the company. Ron will run the combined business, and John will play a key role in the integration of the North American business. We will keep the Baldor brand and we will continue to be active supporters of our local communities. Together, we will work to make the most of many business opportunities here in the US and overseas. We are confident that, as we pursue those opportunities, there will be exciting new opportunities for employees and the communities in which they work. We fully expect that this combination will mean more jobs over time in this area because we believe our companies are stronger together than either is separately.

We expect that our companies will be become one in the first part of 2011, and we are convinced that the future for our combined business is bright.

We wish you all a happy holiday season, and a healthy and prosperous New Year.

Joe Hogan	Ulrich Spiesshofer	John McFarland	Ron Tucker
ABB CEO	Executive Committee member responsible for ABB Discrete Automation and Motion division	Baldor Chairman and CEO	Baldor President and COO

/s/ Joe Hogan	/s/ Ulrich Spiesshofer	/s/ John McFarland	/s/ Ron Tucker

About ABB: ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

Forward-Looking Statements: This letter contains “forward-looking statements” relating to the acquisition of Baldor by ABB. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. Forward-looking statements in the letter should be evaluated together with the many uncertainties that affect ABB’s business, particularly those identified in the cautionary factors discussion in ABB’s Annual Report on Form 20-F for the year ended December 31, 2009. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Additional Information: This letter is neither an offer to purchase nor a solicitation of an offer to sell securities. ABB will cause a new wholly owned subsidiary, Brock Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Baldor with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd – Office of the Corporate Secretary – Affolternstrasse 44, P.O. Box 8131 – CH –8050 Zurich / Switzerland. A copy of the tender offer statement and the solicitation/ recommendation statement will be made available to all shareholders of Baldor free of charge at www.Baldor.com or by contacting Baldor at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.